Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 24 - 2008

November 6, 2008
AURIZON REPORTS HIGHLIGHTS OF THIRD QUARTER 2008 RESULTS

Aurizon is pleased to announce highlights of its financial results for the period ended September 30, 2008. (To review the complete interim unaudited financial statements or Management's Discussion and Analysis please see the Company's SEDAR filings at www.sedar.com or on the Company's website at www.aurizon.com.)

Aurizon reports financial results for the third quarter of 2008, which have been prepared on the basis of available information up to November 3, 2008.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The third quarter was highlighted by the following activities:

•

Cash flow from operating activities of $14.2 million.

•

Net earnings of $7.1 million, or $0.05 per share, and adjusted net earnings of $3.7 million, or $0.02 per share.

•

Gold production of 41,522 ounces.

•

Lower mining costs of $101 per tonne.

•

Debt reduced by $13 million.

•

New gold zone discovery 7.5 kilometres east of Casa Berardi.

•

Continued encouraging drill results at Joanna and option of adjacent claims.

•

Casa Berardi produces its one millionth gold ounce.

At September 30, 2008, Aurizon had cash balances of $50.4 million, of which $35.4 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt facility.  Subsequent to September 30, 2008, $26.3 million of restricted cash balances were released to the Company as a result of the achievement of the performance benchmarks in the second quarter, 2008. Project debt at September 30, 2008 was $29.0 million, down 58% from $68.8 million at December 31, 2007.

“Aurizon posted another solid quarter.” said David P. Hall, President & Chief Executive Officer.  “The strong performance from Casa Berardi produced significant cash flow, enabling Aurizon to end the quarter with healthy cash balances and reduced debt.  We are well positioned to continue our growth plans despite the current challenging environment.”

FINANCIAL RESULTS

Third Quarter 2008

Net earnings of $7.1 million, or $0.05 per share, were achieved in the third quarter of 2008 compared to net earnings of $3.8 million, or $0.03 per share, in the same period of 2007.  Operating results were impacted by non-cash derivative gains of $2.8 million and foreign exchange gains of $0.6 million, on an after tax basis.  After adjusting for these items, net earnings for the quarter were $3.7 million, or $0.02 per share, compared to adjusted net earnings in the same quarter of 2007 of $6.8 million or $0.05 per share.  (See Non-GAAP Measures note on page 6 below.)

Revenue from Casa Berardi operations totalled $35.5 million in the third quarter of 2008 from the sale of 40,228 ounces of gold, compared to revenues of $36.1 million from gold sales of 50,000 ounces in the same quarter of 2007.  The average realized gold price was US$845 per ounce and the average Cdn/US exchange rate was 1.04.  Included in the average realized gold price are 11,525 ounces of gold sold at an average price of US$832 per ounce from the exercise of call options.  In the third quarter of 2007, the average realized gold price was US$679 per ounce and the average Cdn/US exchange rate was 1.06.  Actual gold production in the quarter was 41,522 ounces, lower than the 48,305 ounces produced in the same period of 2007 due to mine sequencing of higher than average ore grade stopes in 2007.

Aurizon Mines Ltd.

News Release – November 6, 2008

Aurizon Reports Highlights of Third Quarter 2008 Results

Operating costs in the third quarter of 2008 totalled $17.0 million, while depletion, depreciation and accretion (“DD&A”) totalled $8.8 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$405 and DD&A amortization was US$211, for a total production cost of US$616 per ounce.

At the end of the third quarter of 2008, slightly lower gold prices, a weaker Canadian dollar and the expiry of gold options have resulted in a non-cash gain of $3.5 million due to a decrease in net unrealized derivative liabilities from $23.0 million at the end of June 2008 to $19.6 million at September 30, 2008.  In the same quarter of 2008, the non-cash derivative loss was $3.8 million.  The non-hedged derivative instruments comprising gold and foreign currency price protection contracts were required for the project loan facility used to finance the construction and start-up of the Casa Berardi Mine.  There are no margin requirements with respect to these derivative positions.

Administrative and general costs in the third quarter of 2008 totalled $1.9 million, slightly higher than the same period of 2007.  Included in these costs are stock based compensation charges totalling $0.4 million compared to $0.5 million in the same period of 2007.

Exploration expenditures of $3.1 million incurred at Joanna and Kipawa were charged to operations during the third quarter of 2008, compared to $1.3 million in the same period of 2007.

Income and resource taxes for the quarter were $1.6 million compared to $1.2 million in the same period of 2007.  Current and future Quebec mining taxes of $0.2 million were charged to operations in the third quarter of 2008, together with a future federal income tax charge of $1.4 million.  Provincial income taxes have not been applied as Aurizon has unrecognized provincial future income tax assets.

Cash flow from operating activities totalled $14.2 million in the third quarter, compared to $17.9 million in the same period of 2007.  The decrease in cash flow was primarily due to higher realized ore grades in 2007 resulting in lower unit operating costs and increased exploration activity during the current quarter.

Aggregate investing activities resulted in cash outflows of $6.1 million, compared to $17.1 million in the same period of 2007.  Capital expenditures totalled $8.7 million in the third quarter, of which $8.6 million was on sustaining capital and exploration at Casa Berardi.  In the same period of 2007, $5.7 million of capital expenditures were incurred.  In accordance with the terms of the project debt facility, restricted cash accounts are maintained to fund Casa Berardi’s operations.  These restricted cash balances increased by $0.5 million in the third quarter of 2008 due to cash flow from Casa Berardi operations, net of a principal payment totalling $13.1 million on September 30, 2008, and sustaining capital and interest charges.  The Company received $2.2 million in provincial refundable mining credits during the third quarter, 2008.

Financing activities during the third quarter of 2008 resulted in net cash outflows of $12.8 million.  The third principal debt repayment totalling $13.1 million was made at the end of September from the restricted cash account.  The exercise of incentive stock options provided $0.1 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $4.3 million.

NINE MONTHS ENDED SEPTEMBER 30, 2008

Net earnings for the nine months ended September 30, 2008, were $9.0 million or $0.06 per share, compared to net earnings of $11.4 million or $0.08 cents per share in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $3.8 million, a $3.2 million recovery of corporate takeover costs and foreign exchange gains of $1.5 million, on an after tax basis.  After adjusting for these items, net earnings for the first nine months of 2008 were $8.1 million, or $0.05 per share, compared to adjusted net earnings of $8.2 million or $0.06 per share in the same period of 2007.

Aurizon Mines Ltd.

News Release – November 6, 2008

Aurizon Reports Highlights of Third Quarter 2008 Results

Cash flow from operating activities in the nine months of 2008 totalled $48.7 million, compared to cash flow of $20.2 million for the same period of 2007.  The comparative results reflect five months of cash flow from Casa Berardi, following the commencement of commercial production on May 1, 2007.

Investing activities in the first nine months of 2008 totalled $21.1 million, of which $19.1 million was incurred on capital expenditures, $3.7 million was related to increases in the restricted cash balances, and a net $1.6 million was received from refundable mining credits reduced by a payment made as a reassessment of refundable tax credits.

In the same period of 2007, investing activities totalled $17.6 million as a result of cash inflows from the capitalization of four months of pre-commercial net minesite cash flows and the receipt of Quebec mining tax credits; decreased by cash outflows related to capital expenditures and the funding of restricted cash balances.

Financing activities during the first nine months of 2008 resulted in a net cash outflow of $37.4 million due to principal debt repayments of $39.8 million offset by the exercise of incentive stock options totalling $2.5 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $5.4 million due to a $4.4 million principal repayment; the capitalization of four months of interest costs associated with the project loan facility, and offset by the exercise of incentive stock options.

CASH RESOURCES AND LIQUIDITY

As at September 30, 2008, cash and cash equivalents stood at $15.0 million, compared to $24.8 million at the beginning of the year.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $35.4 million, compared to $31.8 million as at December 31, 2007.

Aurizon had working capital of $22.4 million as at September 30, 2008, compared to $31.9 million at the end of 2007.  Debt repayments totalling $39.8 million have been made in 2008.  Included in current liabilities are two debt repayments due in March 2009 and September 2009 totalling $21.0 million, compared to debt repayments of $25.7 million included in current liabilities at the end of 2007.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided for an additional debt repayment of $15.0 million being made on March 31, 2008.  This additional debt repayment, together with the scheduled repayment, resulted in a total repayment of $26.7 million on March 31, 2008.  Another scheduled repayment of $13.1 million was made on September 30, 2008.

The debt facility operating performance benchmarks were achieved during the second quarter of 2008, which triggered the release of $26.3 million from the restricted cash accounts on November 3, 2008.  The Company is required to maintain a restricted cash balance equivalent to the principal and interest payments due in the following six months, which as at September 30, 2008 totalled $9.0 million.

Long term debt at September 30, 2008 totalled $9.3 million of which $8.0 million is project debt, $1.2 million is refundable government assistance and $0.1 million are equipment capital leases.

Operations

Casa Berardi produced 41,522 ounces of gold in the third quarter of 2008 and 40,228 ounces were sold at an average price US$845 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 297,667 ounces of gold, primarily from zone 113.  Development is currently under way within the Lower Inter zone in order to provide supplemental mill feed for 2009.

In September, 2008, Casa Berardi produced its one millionth ounce of gold since the start of mining operations.

Ore throughput in the mill during the third quarter of 2008 increased to 161,358 tonnes from 152,025 tonnes in the same period of 2007.  An average ore grade of 8.6 grams/tonne was achieved in the third quarter of 2008, matching the ore grades planned for 2008.  Mill recoveries averaged 93.3%, in the third quarter of 2008.  This compares to higher than average ore grades of 10.6 grams/tonne and mill recoveries of 92.8% in the same quarter of 2007.

Total cash costs, on the basis of gold sold, were US$405 per ounce in the third quarter of 2008, 7% lower than the second quarter and higher than the US$282 per ounce costs in the third quarter of 2007 due to the lower ore grades and higher unit operating costs.  Unit mining costs in the third quarter of 2008 were $101 per tonne, compared to $94 per tonne costs in the same quarter of 2007 and lower than the second quarter 2008 costs of $105 per tonne.

Aurizon Mines Ltd.

News Release – November 6, 2008

Aurizon Reports Highlights of Third Quarter 2008 Results

The operating profit margin per ounce increased 11% to US$440 per ounce from US$397 per ounce in the second quarter 2007 due primarily to higher realized gold prices.

OUTLOOK

Based upon anticipated lower ore grades in the fourth quarter, Aurizon has reduced its production forecast for 2008 to 155,000 to 160,000 ounces of gold at a total cash cost of approximately US$420 per ounce assuming a Cdn$/US$ exchange rate of 1.15 in the fourth quarter.

Sustaining development costs at Casa Berardi are estimated to total $4.0 million in the fourth quarter of 2008, primarily for the development of the Lower Inter Zone.  An additional $3.0 million is planned for investment in infrastructure and equipment and $2.6 million in exploration and related development activities in the fourth quarter at Casa Berardi.

At Joanna and Kipawa, $2.3 million of exploration expenditures are planned for the fourth quarter of 2008.

The Company’s financial position at September 30, 2008, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow Aurizon to meet its financial obligations as they become due and also fund its planned exploration and capital programs based on current gold prices and exchange rates.

Casa Berardi

At Casa Berardi, a three year underground exploration program, initiated in 2007, will continue as follows:

a)

Drilling has commenced from the rehabilitated track drift on the 280 metre level in the area of the Principal Zones and between the two mines where limited surface exploration has been performed to date.  Open pit and underground mining opportunities in the area of the Principal Zones are currently being evaluated.

b)

At the East Mine, a rehabilitation of the underground workings is complete and definition drilling is in progress with the objective of upgrading the mineral resources and evaluating mining opportunities.

c)

An exploration drift is being developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.  Drilling has commenced to test the depth extension of Zone 113.

In addition, deep drilling from surface will focus on the extension of the South fault, east of Zone 123–S.

Joanna

Based on recent results, the infill drilling program has been extended and is now expected to be completed, later in the fourth quarter, 2008.  Aurizon expects to receive an updated resource estimate on the Joanna Gold Project early in 2009, and has appointed BBA to prepare the pre-feasibility study upon completion of the updated resource estimate.  Roche Ltd. has been appointed to complete the required environmental studies.  The pre-feasibility study will include the results of the expanded drill program, resource modeling and the results of geological, environmental and metallurgical test work that is presently in progress.

Following completion of the infill drilling program, Aurizon intends to resume its exploration drilling activities, testing the dip extension and geophysical and geochemical targets outside of the main orebody, including the recently optioned Alexandria property located along the eastern extension of the Joanna deposit.

Kipawa

At Kipawa, activity in the fourth quarter of 2008 will focus on the compilation and evaluation of the results from the exploration program conducted during the third quarter which included drilling, trenching and prospecting of gold and rare earth targets.

Aurizon Mines Ltd.

News Release – November 6, 2008

Aurizon Reports Highlights of Third Quarter 2008 Results

Conference Call

Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, November 6, 2008 at 11:00 a.m. Pacific Standard Time (2:00 p.m. Eastern Standard Time) to review the results and project activities.  You may access the call by calling the operator at 416-644-3432 or 1-866-250-4907, ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com or enter the following URL into your web browser: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2454540.

Those who wish to listen to a recording of the conference call at a later time may do so by calling 416-640-1917 or
1-877-289-8525 (Passcode: 21287141 #).  A replay of the call will be available until Friday, November 14, 2008.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.

News Release – November 6, 2008

Aurizon Reports Highlights of Third Quarter 2008 Results

Forward Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets, currency exchange rates and other estimates and forecasts related to the Company’s future operations.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are based on assumptions that the Company believes are reasonable.  However, forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate, or that expectations will be achieved and the Company does not assume any obligation to update these forward looking statements.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, and currency exchange rates, including the present credit and liquidity crisis, the future effects of which are difficult to predict, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO U.S. READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

NON-GAAP MEASURES

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, the recovery of corporate takeover costs, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.  Refer to page 4 of the Third Quarter 2008 MD&A for a reconciliation of adjusted net earnings to reported net earnings.

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  Total cash costs are calculated in accordance with a standard developed by The Gold Institute.  The Gold Institute ceased operations in 2002; however the standard is the accepted standard for reporting cash costs of production in North America.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements: